CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of November 2002                    Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F _ _
                      ----              -


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Natuzzi Announces Third-Quarter 2002 Financial Results


    SANTERAMO IN COLLE, Italy--(BUSINESS WIRE)--Nov. 13, 2002--Natuzzi S.p.A. (NYSE: NTZ):


                            Natuzzi S.p.A.
                  Third-Quarter 2002 Teleconference

      Senior management will review third-quarter 2002 financial results.
    The review will be followed by a question and answer session.

                           Pasquale Natuzzi
          Chairman of the Board and Chief Executive Officer

                          Giuseppe Desantis
                      Vice Chairman of the Board

                            Enrico Giovene
                       Worldwide Sales Director

                          Nicola Dell'Edera
                           Finance Director

                                 and

                              Fred Starr
       President and Chief Executive Officer, Natuzzi Americas

                     Thursday, November 14, 2002
                      10:00 a.m. (New York time)
                       3:00 p.m. (London time)
                       4:00 p.m. (Italian time)

            A webcast of this event will be available at:
                           www.natuzzi.com

    Net sales down 1.2% due to currency translation effects

    Unit volume up 5.8% on continued robust Italsofa sales

    EPS down 2.9% on higher SG&A expenses

    Operating cash flow per share up 116.7% year to date

    Natuzzi S.p.A. (NYSE: NTZ) ('Natuzzi' or 'the Company'), the world's leading manufacturer of leather-upholstered furniture, today announced financial results for the quarter ended September 30, 2002.

    NET SALES

    Natuzzi's third-quarter 2002 net sales decreased 1.2 percent from the prior year's quarter to EUR 171.9 million, or $169.2 million. For the nine months ended September 30, 2002, net sales totaled EUR 602.5 million, or $558.8 million, up 2.3% compared to the same period last year.
    Net upholstery sales in third-quarter 2002 were EUR 157.6 million, or $155.1 million, 0.3 percent lower than third-quarter 2001. Total seat units sold in the third quarter increased 5.8 percent over the prior year's quarter to 665,101 seats.
    Third-quarter net upholstery sales in the Americas rose 5.4 percent to EUR 83.7 million, or $82.4 million, on widening U.S. market acceptance of Italsofa, the Company's promotional furniture line. In Europe, upholstery sales decreased 8.3 percent to EUR 62.7, or $61.7 million, as the economy remained weak there. In the Rest of the World upholstery sales increased 8.7 percent over third-quarter 2001 to EUR
11.2 million, or $11.0 million, a result of Natuzzi's ongoing expansion efforts in Asia and Australia.
    Total net sales to Divani & Divani by Natuzzi and Natuzzi stores decreased 7.9% in the third quarter to EUR 16.2 million, or $15.9 million. During the same period, a total of 13 new stores were opened in Italy, Australia, Portugal, France, Spain and Island. As of September 30, 2002, the total number of Divani & Divani by Natuzzi and Natuzzi stores was 120 in Italy and 59 outside Italy, respectively.
    Leather-upholstered furniture sales in third-quarter 2002 were EUR
135.8 million, or $133.7 million, 2.5 percent lower than the year-earlier period. Fabric-upholstered sales, which accounted for 14.8 percent of upholstery sales on a nine-month basis, rose 16.0 percent over last year's quarter to EUR 21.8 million, or $21.5 million.
    Third-quarter 2002 net sales of Natuzzi-branded furniture were EUR
128.2 million, or $126.2 million, down 10.5% versus last year's quarter of EUR 143.3 million, or $127.7 million. During the same period, net sales of Italsofa furniture were EUR 29.4 million, or $28.9 million, up 98.6 percent compared to the EUR 14.8 million, or $13.2 million, in third-quarter 2001.

    Other sales (principally living-room accessories and raw materials produced by the Company and sold to third parties) decreased 9.5 percent from last year's quarter to EUR 14.3 million, or $14.1 million.

    NET INCOME & EARNINGS PER SHARE

    Natuzzi's third-quarter 2002 net income decreased 3.8 percent from last year's quarter to EUR 17.9 million, or $17.6 million, while earnings per share (ADR) decreased 2.9 percent to EUR 0.33, or $0.32, from EUR 0.34, or $0.30. For the nine months ended September 30, 2002, net income increased 28.1 percent to EUR 73.0 million, or $67.7 million, while earnings per share (ADR) increased 30.1 percent to EUR 1.34, or $1.24, from EUR 1.03, or $0.92, in the prior year's comparable period.
    The third-quarter and nine-month results for both 2002 and 2001 include adjustments in allowances for unrealized gains or losses on forward exchange contracts that do not hedge on- or off-balance sheet items. The third quarter of 2002 included an unfavorable after-tax adjustment of EUR 1.1 million, while the third quarter of 2001 included a favorable after-tax adjustment of EUR 3.1 million. Excluding the adjustments in both periods, net income for third-quarter 2002 would have been EUR 0.35 per ADR, or 25.0 percent higher than the EUR 0.28 in third-quarter 2001. In US dollar terms, net income per ADR, excluding the same allowances, would have been $0.35 in third-quarter 2002 and $0.24 in the same period last year. The nine-month period of 2002 included a favorable after-tax adjustment of EUR 2.7 million. In the same period of 2001, the adjustment was an unfavorable EUR 0.5 million. Excluding these adjustments, earnings per ADR would have been EUR 1.29, or $1.18, and EUR 1.04, or $0.94, in 2002 and 2001, respectively.
    Pasquale Natuzzi, Chairman and Chief Executive Officer, said, "The effect of currency translation related to the strengthening of the Euro accounted for the decline in our total revenues, which decreased marginally compared with last year's quarter. However, seats sold increased 5.8 percent thanks to continued fast-paced acceptance of Italsofa, our promotional furniture line.
    "Net income decreased slightly quarter over quarter mainly as a consequence of higher selling, general and administrative expenses. I remain confident that our ongoing investments in building Natuzzi's brand will result in satisfactory returns over the long term. In addition to increasing the number of Natuzzi stores and galleries around the world, our efforts in this area are focused on creating, in conjunction with our retail partners, store environments that enhance and simplify the consumer's shopping experience and, ultimately, drive floor sales."

    GROSS PROFIT & OPERATING INCOME

    Third-quarter 2002 gross profit increased 1.6 percent to EUR 57.6 million, or $56.7 million, compared to last year's quarter. Over the same period, Natuzzi's gross profit margin expanded to 33.5 percent from 32.6 percent, primarily due to relatively stable leather prices.

    Third-quarter 2002 operating income decreased 13.6 percent to EUR
17.8 million, or $17.5 million, compared to the year-earlier period, while the operating margins for each year's comparable quarter were
10.4 percent and 11.8 percent, respectively.

    CASH FLOW

    Nine-month 2002 net cash flow from operations was EUR 78.4 million, or $72.7 million, up 114.2 percent from the EUR 36.6 million, or $32.8 million, generated in the same period last year. On a per ADR basis, net operating cash flow was EUR 1.43, or $1.33, an increase of
116.7 percent compared to last year's comparable period.

    FOREX & TAXES

    In the third quarter of 2002, Natuzzi had a net foreign exchange gain of EUR 3.2 million, or $3.1 million, versus a gain of EUR 4.0 million, or $3.6 million, in last year's quarter.
    Income taxes for third-quarter 2002 were EUR 4.3 million, or $4.2 million, representing an effective tax rate of 19.5 percent versus a
26.5 percent rate in the prior year's period.

    OUTLOOK

    Concluded Mr. Natuzzi: "Difficult worldwide economic conditions continue to challenge our company. Nevertheless, we are revising upwards our 2002 net profit margin goal to between 9 and 10 percent and year over year unit growth to 3 to 4 percent. With respect to our outlook for 2003, we plan to apprise the financial community of our targets in the first half of December."

    CONVERSION RATES

    The third-quarter 2002 and 2001 dollar figures presented in this announcement were converted at an average noon buying rate of $0.9843 per EUR and $0.8914 per EUR, respectively. The 2002 and 2001 nine-month figures were converted at an average noon buying rate of $0.9274 per EUR and $0.8952 per EUR, respectively.

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.

    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.
    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 120 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 64 licensed Divani & Divani by Natuzzi and Natuzzi branded stores.
    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

    Statements in this press release other than statements of historical fact are "forward-looking statements". Forward-looking statements are based on management's current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Company's control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Company's filings with the Securities and Exchange Commission, particularly in the Company's annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.

                   NATUZZI S.p.A. AND SUBSIDIARIES
             Unaudited Consolidated Statement of Earnings for nine months ended September 30, 2002 and 2001 on the basis of
                             Italian GAAP
         (expressed in millions of EUR except per share data)

                            September,        September,
                                 30       %        30       %     %
                            ----------- ----- ----------- ----- ------
                               2002     Sales    2001     Sales Change
                            ----------- ----- ----------- ----- ------

       Upholstery net sales      551.5             533.3          3.4%
                Other sales       51.0              55.4         -7.9%
Net Sales                        602.5   100%      588.7   100%   2.3%

                  Purchases     (260.7)           (287.8)        -9.4%
                      Labor      (81.7)            (72.2)        13.2%
  Third-party Manufacturers      (29.0)            (34.3)       -15.5%
        Manufacturing Costs      (22.0)            (17.8)        23.6%
           Inventories, net        5.8              21.7        -73.3%
Cost of Sales                   (387.6)           (390.4)        -0.7%

Gross Profit                     214.9  35.7%      198.3  33.7%   8.4%

           Selling Expenses     (105.0)            (98.2)         6.9%
General and Administrative
                   Expenses      (28.1)            (22.3)        26.0%

Operating Income                  81.8  13.6%       77.8  13.2%   5.1%

       Interest Income, net        0.9               1.9
      Foreign Exchange, net        9.0              (6.2)
          Other Income, net        0.8               1.9

Earnings before taxes and
 minority interest                92.5              75.4         22.7%

               Income taxes      (19.6)            (18.3)         7.1%

Earnings before minority
 interest                         72.9              57.1         27.7%

          Minority Interest        0.1              (0.1)

Net Earnings                      73.0  12.1%       57.0   9.7%  28.1%
                            ============      ============

         Earnings per Share       1.34              1.03         30.1%
                            ============      ============

Average Number of Shares
 Outstandings(a)            54,681,628        55,145,752

(a) Net of shares repurchased                     1 EUR = 1,936.27 ITL


                KEY FIGURES IN U.S. DOLLARS (millions)

                                               September,  September,
                                                    30          30
                                                  2002        2001
                                               ----------- -----------
Net Sales                                           558.8       527.0
Gross Profit                                        199.3       177.5
Operating Profit                                     75.9        69.6
Net Earnings                                         67.7        51.0

Earnings per Share in U.S. dollars                   1.24        0.92
Average exchange rate (U.S. dollar per Euro)       0.9274      0.8952

                   NATUZZI S.p.A. AND SUBSIDIARIES
             Unaudited Consolidated Statement of Earnings for the third quarter ended September 30, 2002 and 2001 on the basis of Italian GAAP
         (expressed in millions of EUR except per share data)

                            3rd Quarter   %   3rd Quarter   %     %
                            ----------- ----- ----------- ----- ------
                               2002     Sales    2001     Sales Change
                            ----------- ----- ----------- ----- ------

       Upholstery net sales      157.6             158.1         -0.3%
                Other sales       14.3              15.8         -9.5%
Net Sales                        171.9   100%      173.9   100%  -1.2%

                  Purchases      (81.3)            (81.6)        -0.4%
                      Labor      (23.2)            (22.2)         4.5%
  Third-party Manufacturers       (7.9)             (8.0)        -1.3%
        Manufacturing Costs       (7.2)             (6.0)        20.0%
           Inventories, net        5.3               0.6        783.3%
Cost of Sales                   (114.3)           (117.2)        -2.5%

Gross Profit                      57.6  33.5%       56.7  32.6%   1.6%

           Selling Expenses      (31.2)            (28.8)         8.3%
General and Administrative
                   Expenses       (8.6)             (7.3)        17.8%

Operating Income                  17.8  10.4%       20.6  11.8% -13.6%

       Interest Income, net        0.5               0.3
      Foreign Exchange, net        3.2               4.0
          Other Income, net        0.6               0.4

Earnings before taxes and
 minority interest                22.1              25.3        -12.6%

               Income taxes       (4.3)             (6.7)       -35.8%

Earnings before minority
 interest                         17.8              18.6         -4.3%

          Minority Interest        0.1               0.0

Net Earnings                      17.9  10.4%       18.6  10.7%  -3.8%
                            ============      ============

         Earnings per Share       0.33              0.34         -2.9%
                            ============      ============

Average Number of Shares
 Outstandings(a)            54,681,628        54,866,897

(a) Net of shares repurchased                     1 EUR = 1,936.27 ITL


                KEY FIGURES IN U.S. DOLLARS (millions)

                                               3rd Quarter 3rd Quarter
                                                  2002        2001
                                               ----------- -----------
Net Sales                                           169.2       155.0
Gross Profit                                         56.7        50.5
Operating Profit                                     17.5        18.4
Net Earnings                                         17.6        16.6

Earnings per Share in U.S. dollars                   0.32        0.30
Average exchange rate (U.S. dollar per Euro)       0.9843      0.8914

                         GEOGRAPHIC BREAKDOWN

                     Sales                     Seat Units
                (Expressed in
                millions of EUR)
             September, September,        September, September,
                 30         30       %        30         30       %
             ---------- ---------- ------ ---------- ---------- ------
               2002       2001     Change   2002       2001     Change
             ---------- ---------- ------ ---------- ---------- ------
Americas         281.5      265.7    5.9% 1,176,454  1,002,837   17.3%
  % of total      51.0%      49.8%             52.5%      47.1%
Europe           237.4      236.8    0.3%   926,290    987,675   -6.2%
  % of total      43.1%      44.4%             41.4%      46.4%
Rest of
 world            32.6       30.8    5.8%   136,126    137,598   -1.1%
  % of total       5.9%       5.8%              6.1%       6.5%
TOTAL            551.5      533.3    3.4% 2,238,870  2,128,110    5.2%
------------ ---------- ---------- ------ ---------- ---------- ------


                         BREAKDOWN BY COVERING

                     Sales                     Seat Units
                (Expressed in
                millions of EUR)
             September, September,        September, September,
                 30         30       %        30         30       %
             ---------- ---------- ------ ---------- ---------- ------
                  2002       2001  Change      2002       2001  Change
             ---------- ---------- ------ ---------- ---------- ------
Leather          469.7      469.5    0.0% 1,809,105  1,799,492    0.5%
  % of total      85.2%      88.0%             80.8%      84.6%
Fabric            81.8       63.8   28.2%   429,765    328,618   30.8%
  % of total      14.8%      12.0%             19.2%      15.4%
TOTAL            551.5      533.3    3.4% 2,238,870  2,128,110    5.2%
------------ ---------- ---------- ------ ---------- ---------- ------


                          BREAKDOWN BY BRAND

                     Sales                     Seat Units
                (Expressed in
                millions of EUR)
             September, September,        September, September,
                 30         30       %        30         30       %
             ---------- ---------- ------ ---------- ---------- ------
                  2002       2001  Change      2002       2001  Change
             ---------- ---------- ------ ---------- ---------- ------
Natuzzi          459.6      498.3   -7.8% 1,728,369  1,942,438  -11.0%
  % of total      83.3%      93.4%             77.2%      91.3%
Italsofa          91.9       35.0  162.6%   510,501    185,672  174.9%
  % of total      16.7%       6.6%             22.8%       8.7%
TOTAL            551.5      533.3    3.4% 2,238,870  2,128,110    5.2%
------------ ---------- ---------- ------ ---------- ---------- ------

                         GEOGRAPHIC BREAKDOWN

                           Sales                 Seat Units
                      (Expressed in
                      millions of EUR)
                       3rd      3rd             3rd      3rd
                      Quarter  Quarter   %     Quarter  Quarter   %
                     -------- -------- ------ -------- -------- ------
                        2002     2001  Change    2002     2001  Change
                     -------- -------- ------ -------- -------- ------
Americas                83.7     79.4    5.4% 371,507  308,167   20.6%
          % of total    53.1%    50.2%           55.9%    49.0%
Europe                  62.7     68.4   -8.3% 246,428  274,587  -10.3%
          % of total    39.8%    43.3%           37.0%    43.7%
Rest of world           11.2     10.3    8.7%  47,166   45,731    3.1%
          % of total     7.1%     6.5%            7.1%     7.3%
TOTAL                  157.6    158.1   -0.3% 665,101  628,485    5.8%
-------------------- -------- -------- ------ -------- -------- ------


                         BREAKDOWN BY COVERING

                           Sales                 Seat Units
                      (Expressed in
                      millions of EUR)
                       3rd      3rd             3rd      3rd
                      Quarter  Quarter   %     Quarter  Quarter   %
                     -------- -------- ------ -------- -------- ------
                        2002     2001  Change    2002     2001  Change
                     -------- -------- ------ -------- -------- ------
Leather                135.8    139.3   -2.5% 546,612  533,344    2.5%
          % of total    86.2%    88.1%           82.2%    84.9%
Fabric                  21.8     18.8   16.0% 118,489   95,141   24.5%
          % of total    13.8%    11.9%           17.8%    15.1%
TOTAL                  157.6    158.1   -0.3% 665,101  628,485    5.8%
-------------------- -------- -------- ------ -------- -------- ------


                          BREAKDOWN BY BRAND

                           Sales                 Seat Units
                      (Expressed in
                      millions of EUR)
                       3rd      3rd             3rd      3rd
                      Quarter  Quarter   %     Quarter  Quarter   %
                     -------- -------- ------ -------- -------- ------
                        2002     2001  Change    2002     2001  Change
                     -------- -------- ------ -------- -------- ------
Natuzzi                128.2    143.3  -10.5% 490,912  549,506  -10.7%
          % of total    81.3%    90.6%           73.8%    87.4%
Italsofa                29.4     14.8   98.6% 174,189   78,979  120.6%
          % of total    18.7%     9.4%           26.2%    12.6%
TOTAL                  157.6    158.1   -0.3% 665,101  628,485    5.8%
-------------------- -------- -------- ------ -------- -------- ------

                    NATUZZI S.p.A. AND SUBSIDIARIES
                 Unaudited Consolidated Balance Sheet
            as of September 30, 2002 and December 31, 2001
                    (Expressed in millions of EUR)

ASSETS                                          September    December
                                                    30,         31,
                                               ----------- -----------
                                                     2002        2001
                                               ----------- -----------
Current Assets:
Cash and cash equivalents                            90.0       208.3
Marketable debt securities                              0           0
Trade receivables, net                              146.6       138.2
Other receivables                                    56.5        54.6
Inventories                                          93.7        87.9
Unrealized foreign exchange gain                      3.3           0
Prepaid expenses and accrued income                   1.7         0.9
Deferred income taxes                                 2.2         2.0
Total current assets                                394.0       491.9
                                               ----------- -----------
Non-Current Assets:
Net property, plant and equipment                   210.3       183.1
Treasury shares                                      37.8        37.8
Other assets                                          5.0         4.0
Deferred income taxes                                   0           0
                                               ----------- -----------
Total Assets                                        647.1       716.8
                                               =========== ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term borrowings                                 1.9       134.5
Current portion of long-term debt                     0.9         1.0
Accounts payable-trade                               74.6        82.3
Accounts payable-shareholders for dividends             0           0
Accounts payable-other                               15.6        14.6
Allowance for unrealized foreign exchange
 losses                                                 0         0.9
Income taxes                                         12.9         5.6
Salaries, wages and related liabilities              16.6        13.6
Total current liabilities                           122.5       252.5
                                               ----------- -----------
Long-Term Liabilities:
Employees' termination indemnity                     24.8        22.2
Long-term debt                                        2.1         3.3
Deferred income taxes                                 0.1         0.1
Accrued expenses and deferred income                 14.2         4.0
Other liabilities                                     4.6         4.7
Minority Interest                                     1.4         1.5
Shareholders' Equity:
Share capital                                        57.5        57.5
Reserves                                             70.4        70.4
Additional paid-in capital                            8.3         8.3
Retained earnings                                   341.2       292.3
Total shareholders' equity                          477.4       428.5
                                               ----------- -----------
Total Liabilities and Shareholders' Equity          647.1       716.8
                                               =========== ===========

                    NATUZZI S.p.A. AND SUBSIDIARIES
            Unaudited Consolidated Statements of Cash Flows
                   as of September 30, 2002 and 2001
                    (Expressed in millions of EUR)

                                               September,  September,
                                                 30 2002     30 2001
                                               ----------- -----------
Cash flows from operating activities:
  Net earnings                                       73.0        57.0

  Adjustments to reconcile net income to net
   cash
  provided by operating activities:
  Depreciation                                       13.0         9.4
  Employees' termination indemnity                    2.6         1.7
  Deferred income taxes                              (0.2)       (0.1)
  Minority interest                                  (0.1)        0.1
  (Gain) loss on disposal of assets                   0.0         0.0
  Change in provision for unrealized foreign
  exchange (losses) / gain                           (4.2)        0.7

  Change in assets and liabilities:
  Receivables, net                                   (8.4)        3.1
  Inventories                                        (5.8)      (21.7)
  Prepaid expenses and accrued income                (0.8)       (1.1)
  Other assets                                       (4.2)       (6.6)
  Accounts payable                                   (7.7)      (16.7)
  Income taxes                                        7.3         5.6
  Salaries, wages and related liabilities             3.0         4.0
  Other liabilities                                  10.9         1.2
                                               ----------- -----------

  Total adjustments                                   5.4       (20.4)
                                               ----------- -----------

  Net cash provided by operating activities          78.4        36.6
                                               ----------- -----------

Cash flows from investing activities:
  Property, plant and equipment:
  Additions                                         (48.4)      (49.9)
  Disposals                                           0.4         0.0
  Government grants received                          2.4         0.4
  Marketable debt securities:
  Purchases                                           0.0       (79.5)
  Proceeds from maturities                            0.0         0.0
  Proceeds from sales                                 0.0         0.0
  Purchase of business, net of cash acquired          0.0         0.0
  Purchase of minority interest                       0.0         0.0
                                               ----------- -----------

  Net cash used in investing activities             (45.6)     (129.0)
                                               ----------- -----------

Cash flows from financing activities:
  Long-term debt repayments                          (1.3)        3.6
  Short-term borrowings                            (132.6)       89.0
  Exercise of stock options                           0.0         0.0
  Treasury shares                                     0.0       (14.6)
  Dividends paid                                    (15.7)      (15.9)
  Dividends paid to minority shareholders             0.0         0.0
                                               ----------- -----------

  Net cash used in financing activities            (149.6)       62.1
                                               ----------- -----------

  Effect of translation adjustments on cash          (1.5)        0.0
                                               ----------- -----------

  Increase (decrease) in cash and cash
   equivalents                                     (118.3)      (30.3)

  Cash and cash equivalents, beginning of the
   year                                             208.3        94.6
                                               ----------- -----------

  Cash and cash equivalents, end of the
   quarter                                           90.0        64.3
                                               =========== ===========


    CONTACT: Natuzzi S.p.A.
             Investor Relations Dept.
             +39-080-8820-215
             Fax: +39-080-8820-241
             investor_relations@natuzzi.com
             Corporate Press Office
             +39-080-8820-124
             Fax: +39-080-8820-508
             relazioni.esterne@natuzzi.com

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                                                                      CONFORMED

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              NATUZZI S.p.A.
                                              (Registrant)


Date:  13th November 2002                     By: /s/ GIUSEPPE DESANTIS
                                              ----------------------------------
                                              Giuseppe Desantis

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